EXHIBIT (a)(5)(vii)
Contact:
Noel Ryan III
Lambert, Edwards & Associates, Inc.
616-233-0500 / aacc@lambert-edwards.com
Asset Acceptance Capital Corp. Enters Into $250 Million Credit Agreement
Warren, Mich., June 6, 2007 — Asset Acceptance Capital Corp. (NASDAQ: AACC), a leading purchaser and collector of charged-off consumer debt, today announced that it has entered into an expanded credit agreement containing a $100 million revolving credit facility and a $150 million term loan facility. As a result, the Company has satisfied the financing condition with respect to the Company’s modified “Dutch auction” tender offer previously announced.
As with the Company’s former revolving credit facility, the new $100 million revolving credit facility will be used to supplement cash flows available for the acquisition of purchased receivables, in addition to other general corporate purposes. Furthermore, the new facility includes an accordion loan feature which permits a $25 million credit limit extension, should the Company require additional access to capital to support future operations. The new revolving credit facility has a five-year-term expiring June 12, 2012.
In addition to the new revolving credit facility, the expanded credit agreement also contains a $150 million term loan facility, which the Company will use to fund a previously announced plan to return $150 million to shareholders.
The new term loan facility will mature on June 12, 2013 and will amortize $1.5 million per year (in quarterly installments beginning on or about September 30, 2007), with any remaining principal due at final maturity.
“By entering into this new term loan facility that will be used to provide a significant, direct return of cash to our shareholders, we believe we have improved our capital structure. At the same time, retaining and extending our $100 million revolving credit facility gives us continued access to liquidity to take advantage of opportunities to purchase paper or invest in other strategic alternatives that may arise,” said Brad Bradley, chairman, president and CEO of Asset Acceptance Capital Corp. “We are pleased with the interest from lenders in the market and as a result, the favorable financing terms we obtained in this new credit agreement. We remain committed to managing shareholder capital in a prudent and disciplined manner.”
JPMorgan Chase Bank acted as the lead lender participating in the expanded credit agreement.
Tender offer statement
This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell any shares. The full details of the tender offer, including complete instructions on how to tender shares have been included in the offer to purchase, the letter of transmittal and related materials, which have been mailed to eligible shareholders. Shareholders should read carefully the offer to purchase, the letter of transmittal and other related materials because they will contain important information. Shareholders may obtain free copies of the offer to purchase and other related materials that have been filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, free of charge, from Mackenzie Partners, Inc., the Company’s information agent in connection with the offer, by calling toll-free 800-322-2885. Shareholders are urged to read carefully these materials prior to making any decisions with respect to the tender offer.
About Asset Acceptance Capital Corp.

For more than 40 years, Asset Acceptance has provided credit originators, such as credit card issuers, consumer finance companies, retail merchants, utilities and others an efficient alternative in recovering defaulted consumer debt. For more information, please visit www.AssetAcceptance.com.
Asset Acceptance Capital Corp. Safe Harbor Statement

This press release contains certain statements, including the Company’s plans and expectations regarding its operating strategies, charged-off receivables and costs, which are forward-looking statements. These forward-looking statements reflect the Company’s views, at the time such statements were made, with respect to the Company’s future plans, objectives, events, portfolio purchases and pricing, collections and financial results such as revenues, expenses, income, earnings per share, capital expenditures, operating margins, financial position, expected results of operations and other financial items. Forward-looking statements are not guarantees of future performance; they are subject to risks and uncertainties. In addition, words such as “estimates,” “expects,” “intends,” “should,” “could,” “will,” variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Risk Factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. There are a number of factors, many of which are beyond the Company’s control, which could cause actual results and outcomes to differ materially from those described in the forward-looking statements. Risk Factors include, among others: ability to purchase charged-off consumer receivables at appropriate prices, ability to continue to acquire charged-off receivables in sufficient amounts to operate efficiently and profitably, employee turnover, ability to compete in the marketplace, acquiring charged-off receivables in industries that the Company has little or no experience, integration and operations of newly acquired businesses, ability to achieve anticipated cost savings from office closings without the disruption of collections associated with these offices, and additional factors discussed in the Company’s periodic reports filed with the Securities and Exchange Commission on Form 10-K and 10-Q and exhibits thereto. Other Risk Factors exist, and new Risk Factors emerge from time to time that may cause actual results to differ materially from those contained in any forward- looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Furthermore, the Company expressly disclaims any obligation to update, amend or clarify forward-looking statements. In addition to the foregoing, several Risk Factors are discussed in the Company’s most recently filed Annual Report on Form 10-K and other SEC filings, in each case under the section titled “Forward Looking Statements” or similar headings and those discussions regarding risk factors as well as the discussion of forward looking statements in such sections are incorporated herein by reference.